DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

36E

04046887

Heerlen, 29 November 2004

DSM repurchases cumpref shares C

Royal DSM N.V. repurchased all of the outstanding 37,500,000 cumulative preference shares C at the original issue price of EUR 3.03 per share, at the contractually agreed dividend reset date (28 November 2004). This totals to an amount of EUR 117.3 million, which includes the dividend due until 28 November 2004 minus the already paid out interim dividend for 2004.

This repurchase took place in accordance with the Articles of Association and all applicable law and regulations. At the General Meeting of Shareholders on 6 April 2005 DSM will ask for approval to cancel these cumulative preference shares C.

The repurchase will have a direct positive impact on the earnings per ordinary share of approximately 5 eurocents on an annual basis.

12/21

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (45) 5782421
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com